September 7, 2007

Mail Stop 4561

John M. Marshall
Brookshire Raw Materials Management, LLC
Dufferin Liberty Centre
219 Dufferin Street, Suite 300A
Toronto, Ontario M6K 1Y9 Canada

    Re: Brookshire Raw Materials (U.S.) Trust
           Amendment No. 5 to Registration Statement on Form S-1
           Filed August 28, 2007
           File No. 333-136879

Dear Mr. Marshall:

    We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

    Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

    Page numbers referenced in this comment letter correspond to the marked courtesy copy of Amendment No. 5 that you provided to us.

Risk Factors, page 17

1.   We were unable to locate the risk factor you indicated in your response to comment 13 expressly stating that investors cannot rely upon the parent to support the Managing Owner. Please revise or advise.

Financial Statements

Brookshire Raw Materials Management, LLC

Note 2 Summary of Significant Accounting Policies

b) Investment in Trusts page F-31

2.   We have read your response to comment 10. Please further expand your disclosure to clarify that, as indicated in your response, you have no interest in the Private Fund. Also, clarify that, as we assume, you have no investment accounted for under the equity method or the proportional share of the trust's assets and results of operations.

Note 4 Receivables from Trust, page F-33

3.   We have read and considered your response to comment 12. Please clarify whether the receivable from the Private Trust is not expected to be material to the Managing Owner after this offering, and the management fees from the Public Trust is expected to be sufficient in order for the Managing Owner to be able to exist without dependence on the Private Trust. Further clarify whether this representation still applies if you only raise the minimum amount of funds.

4.   Please revise to disclose that, as indicated in your response, "…if the Private Trust terminates before the Managing Owner has been fully reimbursed for the offering and operating expenses, the Managing Owner will not be entitled to receive any un-reimbursed portion of such expenses outstanding as of the termination date, to the extent of each Fund's pro-rata obligations for such expenses."

Opinions – Exhibits 5.1, 8.1, and 8.2

5.   Please file final, executed opinions with your next amendment or prior to requesting acceleration of the effective date.

Exhibit 23.1 – Consent of Independent Accountants

6.   Please explain the basis for not referring to each Fund in the consent.

        As appropriate, please amend your registration statement in response to our comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendments for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Jorge Bonilla, Senior Accountant, at (202) 551-3414 if you have questions regarding comments on the financial statements and related matters. Please contact the undersigned at (202) 551-3785 with any other questions.

Sincerely,

Karen J. Garnett
Assistant Director

cc: Robert G. Frucht (via fax)
       Crowell & Moring LLP